UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 18)*

AutoNation, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01

(Title of Class of Securities)

05329W102

(CUSIP Number)

Jacki Badal, Esq.

2365 Carillon Point

Kirkland, WA  98033

(425) 889-7900

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

May 6, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05329W102

1.	Names of Reporting Persons Cascade Investment, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐

6.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 18,431,162 (1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 18,431,162 (1)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,431,162 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.7% (2)

14.	Type of Reporting Person (See Instructions) OO

(1) All shares of the common stock, $0.01 par value per share (the “Common Stock”), of AutoNation, Inc. (the “Issuer”) held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

(2) Based on 89,208,853 shares of Common Stock outstanding as of April 24, 2019, as reported on the Issuer’s Form 10-Q filed on April 26, 2019.

CUSIP No. 05329W102

1.	Names of Reporting Persons William H. Gates III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 18,431,162 (1)

	8.	Shared Voting Power 824,769 (2)

	9.	Sole Dispositive Power 18,431,162 (1)

	10.	Shared Dispositive Power 824,769 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,255,931 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.6% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) All shares of the common stock, $0.01 par value per share (the “Common Stock”), of AutoNation, Inc. (the “Issuer”) held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

(2) The Bill & Melinda Gates Foundation Trust (the “Trust”) beneficially owned 824,769 shares of Common Stock of the Issuer as of May 6, 2019. For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares of Common Stock beneficially owned by the Trust may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.

(3) Based on 89,208,853 shares of Common Stock outstanding as of April 24, 2019, as reported on the Issuer’s Form 10-Q filed on April 26, 2019.

CUSIP No. 05329W102

1.	Names of Reporting Persons Bill & Melinda Gates Foundation Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐

6.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 824,769 (1)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 824,769 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 824,769 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.9% (2)

14.	Type of Reporting Person (See Instructions) OO

(1) The Bill & Melinda Gates Foundation Trust (the “Trust”) beneficially owned 824,769 shares of the common stock, $0.01 par value per share (“Common Stock”), of AutoNation, Inc. (the “Issuer”), as of May 6, 2019. For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares of the Common Stock of the Issuer beneficially owned by the Trust may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.

(2) Based on 89,208,853 shares of Common Stock outstanding as of April 24, 2019, as reported on the Issuer’s Form 10-Q filed on April 26, 2019.

CUSIP No. 05329W102

1.	Names of Reporting Persons Melinda French Gates

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 824,769 (1)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 824,769 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 824,769 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.9% (2)

14.	Type of Reporting Person (See Instructions) IN

(1) The Bill & Melinda Gates Foundation Trust (the “Trust”) beneficially owned 824,769 shares of the common stock, $0.01 par value per share (“Common Stock”), of AutoNation, Inc. (the “Issuer”), as of May 6, 2019. For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares of the Common Stock of the Issuer beneficially owned by the Trust may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.

(2) Based on 89,208,853 shares of Common Stock outstanding as of April 24, 2019, as reported on the Issuer’s Form 10-Q filed on April 26, 2019.

EXPLANATORY STATEMENT

This Amendment No. 18 to Schedule 13D (“Amendment”) amends and supplements the Schedule 13D previously filed by Cascade Investment, L.L.C. (“Cascade”), Bill & Melinda Gates Foundation Trust (the “Trust”), William H. Gates III and Melinda French Gates (together with Cascade and the Trust, the “Reporting Persons”) with the Securities and Exchange Commission on February 5, 2009, as amended February 6, 2009; February 24, 2010; July 23, 2010; August 17, 2010; February 9, 2011; November 4, 2011; November 14, 2011; December 2, 2011; February 17, 2012; March 26, 2012; May 22, 2012; October 30, 2015; February 9, 2016; February 16, 2016; November 1, 2016; November 6, 2017; and December 17, 2018, relating to the Common Stock,  Par Value $0.01 per share (the “Common Stock”) of AutoNation, Inc. (the “Issuer”).  Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a “group” for any purpose and each Reporting Person expressly disclaims membership in a group.

Item 5.   Interest in Securities of the Issuer

(a)         See items 11 and 13 of the cover pages to this Amendment for the aggregate number and percentage of Common Stock beneficially owned by each of the Reporting Persons as of May 6, 2019.

(b)         See items 7 through 10 of the cover pages to this Amendment for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition as of May 6, 2019.

(c)          During the period from April 26, 2019, to May 6, 2019, the Trust sold 1,073,948 shares of Common Stock for cash in open market transactions on the dates and at the weighted-average sale price per share set forth in Exhibit 99.1, attached hereto and incorporated herein by reference.

(d)         None.

(e)          Not applicable.

Item 7.   Material to be Filed as Exhibits

Exhibit 99.1 - Sale transactions during the period from April 26, 2019, through May 6, 2019.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 8, 2019	CASCADE INVESTMENT, L.L.C.(1)

	By	*
Name: Alan Heuberger(2)
Title: Attorney-in-fact for Michael Larson, Business Manager

BILL & MELINDA GATES FOUNDATION TRUST(1)

	By	*
Name: Alan Heuberger (3)
Title: Attorney-in-fact for each of the Co-Trustees, William H. Gates III and Melinda French Gates

WILLIAM H. GATES III(1)

	By	*
Name: Alan Heuberger(3)(4)
Title: Attorney-in-fact

MELINDA FRENCH GATES(1)

	By	*
Name: Alan Heuberger (3)
Title: Attorney-in-fact

	*By:	/s/ Alan Heuberger
Alan Heuberger

(1)   This Amendment is being filed jointly by the Reporting Persons pursuant to the Joint Filing Agreement dated February 5, 2009, and included with the signature page to the Reporting Persons’ Schedule 13D filed with respect to the Issuer on February 5, 2009, SEC File No. 005-40342 and incorporated by reference herein.

(2)   Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated October 11, 2013, by and on behalf of Michael Larson, filed as Exhibit 99.1 to Amendment No. 9 to Cascade’s Schedule 13D with respect to Western Asset/Claymore Inflation-Linked Opportunities & Income Fund on December 11, 2013, SEC File No. 005-81261, and incorporated by reference herein.

(3)   Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III and Melinda French Gates as Co-Trustees, filed as Exhibit 99.5 to Cascade’s Schedule 13D with respect to Grupo Televisa, S.A.B. on May 7, 2009, SEC File No. 005-60431 and incorporated by reference herein.

(4)   Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III, filed as Exhibit 99.2 to Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638 and incorporated by reference herein.